November 15, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Zogenix, Inc.
Registration Statement on Form S-1
File No. 333-169210

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, we hereby join in the request of Zogenix, Inc. (the “Company”) for acceleration of the effective date of the above-referenced registration statement relating to the Company’s offering of shares of its common stock so that such registration statement is declared effective at 4:30 p.m. (Washington, D.C. time) on Wednesday, November 17, 2010, or as soon as practicable thereafter.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that the preliminary prospectus dated November 4, 2010 prepared by the Company in connection with the offering referred to above was distributed as follows:

	110 copies	to Underwriters
	3,607 copies	to Institutions
	2,381 copies	to Others

Total:	5,558 copies

The undersigned advise you that they have complied with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

WELLS FARGO SECURITIES, LLC

By:	/S/ DAVID HERMAN
Name:	David Herman
Title:	Director

LEERINK SWANN LLC

By:	/S/ JOHN I. FITZGERALD
Name:	John I. Fitzgerald
Title:	Director

As Representative of the several Underwriters